Evolving Gold Corporation
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

News Release

Evolving Gold Announces Stock Option Grant

Vancouver, British Columbia, April 4, 2006: Evolving Gold Corporation (CNQ:GOLD) is pleased to announce that it has granted 580,000 incentive stock options at an exercise price of $0.36 per share until April 4, 2011, subject to the approval of the CNQ exchange.

On behalf of Evolving Gold Corporation.

Warren McIntyre
Warren McIntyre, Director